Filed by Rockville Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: United Financial Bancorp, Inc.
SEC Registration Statement No.: 000-52947

A Strategic Merger of Equals Making a New Bank, United
Talking Points for MLOs

   Great News for People Who Do Business with Rockville Bank:
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This is a merger of two great community banks and it’s great news for the realtors, attorneys and customers who have benefitted from their strong, established relationships with the Rockville Bank Team.

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You will be pleased to know that just like Rockville Bank, United Bank shares the same values and commitment to community banking that we do: superior customer service, employees engaged in the community and a strong commitment to excellence – which includes bringing a high-level of expertise to every loan decision.

  Explain the Strategic Rationale for the Merger:
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This is a strategic merger of equals: two strong, independent-minded community banks with similar legacies that combined create the new premier community bank in New England. We are still the community bank you can trust when it comes to mortgage lending services.

•	And when you compare what the big banks offer versus our new united community bank, like Rockville is, the new United will be a far better alternative to the big banks.

  Specific to Customers, Attorney, Realtors, etc:
•	We will now have the scale and ability to deliver a broader spectrum of products and services and ultimately provide over 50 retail banking locations in Connecticut and Massachusetts.

•	Our footprint expands throughout Connecticut and into Massachusetts – giving us the ability to help more customers throughout New England.

•	You will still have the same direct line to our leadership at the same location in South Windsor.

•	You will continue to benefit from the quick turnaround times, lending expertise and the local decision-making that Rockville Bank has become known for.

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We are among the fastest growing mortgage lenders in the region for a reason. Merging with United will only help us build on that success and strengthen the relationships we have with you – while providing the first-class products and services for all of us to be successful.

860-291-3600             rockvillebank.com           800-871-1859